SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 16)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 6

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 6

1.	NAME OF REPORTING PERSON ORIX Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 6

 The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 16 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 16 is to reflect that on July 30, 2019, the Issuer and HLHZ entered into an Underwriting Agreement (the “July 2019 Underwriting Agreement”), pursuant to which HLHZ agreed to sell 3,377,935 shares of Class A Common Stock to the underwriter named therein, in connection with a registered public offering (the “July 2019 Offering”), which constituted all of the shares owned by HLHZ.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to that certain Stockholders’ Agreement, dated as of August 18, 2015 (the “Stockholders’ Agreement”), prior to the fifth anniversary of the Issuer’s IPO, so long as HLHZ’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) is less than 10% but greater than 0%, HLHZ had the right to recommend one director nominee to the board of directors of the Issuer. As a result of recent sales of Class A Common Stock of the Issuer by HLHZ, the Stockholders’ Agreement has terminated and ORIX’s Post-IPO Percentage Ownership has decreased to 0% and the number of director nominees that ORIX is entitled to designate has been reduced from one to zero.

On August 1, 2019, the Issuer, HLHZ and the trustees of the HL Voting Trust entered into an extension agreement pursuant to which the Issuer and the trustees of the HL Voting Trust extended the date by which HLHZ must take all actions necessary to cause the HLHZ-designated director to tender his resignation within five business days of HLHZ’s Post-IPO Percentage Ownership dropping to 0% and HLHZ agreed to take all actions necessary to cause such director to tender his resignation within one business day of receiving a written request from the trustees of the HL Voting Trust to do so. HLHZ understands that the trustees of the HL Voting Trust are considering potential director candidates and plan to request HLHZ to cause their designated director to tender his resignation once they have identified their nominee for such replacement and/or the Issuer determines to reduce the size of the board of directors to eliminate any such vacancy. Such extension letter incorporated and replaced a prior waiver, dated August 13, 2018, with respect to other HLHZ-designated directors, which was entered into following the reduction of HLHZ’s Post-IPO Percentage Ownership below 10%.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On August 1, 2019, HLHZ and ORIX ceased to directly or indirectly own any shares of the Issuer and ceased to be a party to the Stockholders’ Agreement and the Registration Rights Agreement, which are filed as Exhibits A and B hereto, respectively, and are described in the Original Schedule 13D.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

July 2019 Underwriting Agreement

In connection with the July 2019 Offering, HLHZ entered into an underwriting agreement, by and among the Issuer, HLHZ and J.P. Morgan Securities LLC (the “July 2019 Underwriter”), pursuant to which HLHZ sold 3,377,935 shares of Class A Common Stock at a price of $45.61 per share.

July 2019 Lock-Up Agreement

In connection with the July 2019 Offering, HLHZ entered into a lock-up agreement (the “July 2019 Lock-Up Agreement”) pursuant to which HLHZ agreed, among other things and with certain exceptions, not to sell or transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for 60 days after July 30, 2019 without first obtaining the written consent of the 2019 Underwriter.

The foregoing summaries are qualified in their entirety by reference to the July 2019 Underwriting Agreement and the July 2019 Lock-Up Agreement. The July 2019 Underwriting Agreement and the July 2019 Lock-Up Agreement are filed as Exhibits C and D hereto, respectively, and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
A	Stockholders’ Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
B	Registration Rights Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
C	Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 1, 2019 (File No. 001-37537))
D	Lock-Up Agreement (incorporated by reference from Exhibit C to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 1, 2019 (File No. 001-37537))

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2019

ORIX HLHZ Holding LLC

By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member

By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Executive Officer